On October 25, 2000 Allstate Financial Corporation issued the following press release:



   ALLSTATE FINANCIAL CORPORATION TO ACQUIRE HARBOURTON FINANCIAL CORP., COURT
                         APPROVES RECAPITALIZATION PLAN

McLean, VA, October 25, 2000 - Allstate Financial Corporation ("Allstate," or the "Company") (OTC: ASFN) today reported that its board of directors has approved the acquisition of Harbourton Financial Corporation ("Harbourton,") a company which is majority owned by Value Partners, Ltd., Allstate's largest shareholder. Harbourton provides financing to homebuilders, including acquisition, development and construction lending as well as mezzanine equity investments. As of August 31, 2000, Harbourton had assets (unaudited) of $10.6 million, shareholders' equity of $9.1 million and a loan portfolio of $37 million (including serviced participations). Harbourton reported pre-tax income of $785,307 for the eight months ended August 31,2000. Under the merger plan, Allstate will issue approximately 7.5 million shares of common stock plus approximately $1.9 million in cash to Harbourton's shareholders. Allstate indicated the merged companies would pursue principally the existing business plan developed by Harbourton to provide residential real estate financing and mezzanine investments. The transaction is expected to be accounted for as a combination of a pooling of interests and a purchase.

J. Kenneth McLendon, currently President and founder of Harbourton, will become President of Allstate after the merger. Mr. McLendon has 29 years of experience in real estate lending and mortgage banking, serving as President of Congressional Mortgage and McLean Partners Inc. David W. Campbell, who is currently Chairman of the board of Allstate, will also continue in that role in the combined company. Mr. Campbell has 28 years of experience in commercial banking and mortgage lending. He previously served as President and CEO of Ameribanc Savings, a $1.2 billion banking institution. Mr. McLendon stated he was "extremely pleased that the two companies were in a position to complete the merger, providing a stronger combined balance sheet." Mr. Campbell stated "the significant net profits of Harbourton and Allstate's net operating tax loss carryforwards were a natural fit, which will enhance shareholder value in the future."

The Company also noted that it has reincorporated as a Delaware corporation, and that the Delaware Court of Chancery for New Castle County has approved its recapitalization plan (the "Plan"). Under the Plan, over 90% of the Company's 10% Convertible Subordinated Notes due September 2003, plus interest thereon at 12.5% per annum, will be converted into common stock of Allstate at $.95 per share. The conversion is expected to be completed on October 26, 2000, after which the Company anticipates realizing the benefits of a stronger equity base and lower interest costs, while preserving the use of its net operating loss carryforwards. Mr. Campbell noted that "the acquisition of Harbourton and the conversion of the notes will immediately be accretive to earnings per share and will significantly increase Allstate's net tangible equity per share."

Separately, Allstate announced that Charles G. Johnson had resigned his positions of President, CEO, and member of the board of directors. David W. Campbell, Chairman of the board of directors, was elected to the additional positions of Interim President and CEO. Timothy G. Ewing, Managing Partner of Ewing & Partners, the general partner of Value Partners, Ltd., was elected a director to fill the vacancy caused by Mr. Johnson's resignation.

After the completion of the Plan and the merger Value Partners, Ltd. is expected to own approximately 85% of Allstate's total shares outstanding. Mr. Ewing stated "the Harbourton merger represents the first acquisition of earning assets which will allow Allstate to take full advantage of the recapitalized balance sheet and benefit from the utilization of its net operating tax loss carryforward."

This press release may contain various "forward-looking statements," within the meaning of Section 27A of the Securities Exchange Act of 1934, as amended, that represent Allstate's expectations or beliefs concerning future events. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties. Factors that could cause actual results or performance to differ from the expectations expressed or implied in such forward-looking statements include the implementation of the Plan, the closing of the Harbourton merger, changes in the timing and amount of earning assets which may be originated by the Company or by Harbourton, changes in revenue and expense trends (including trends affecting charge-offs) of Allstate or Harbourton, changes in Allstate's or Harbourton's markets and changes in the economy (particularly in the markets served by Allstate or Harbourton). Such factors are discussed in detail in Allstate's filings with the Securities and Exchange Commission.